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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

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                       Versatel Telecom International N.V.
             (Exact name of Registrant as specified in its charter)

                                Hullenbergweg 101
                           1101 CL Amsterdam-Zuidoost
                                 The Netherlands
                    (Address of principal executive offices)

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        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F X               Form 40-F
                              ---                        ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                          Yes                   No  X
                              ---                  ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A



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                       VERSATEL TELECOM INTERNATIONAL N.V.

                               REPORT ON FORM 6-K




ITEM 5.  OTHER INFORMATION

         On February 5, 2003, the Company issued a press release and gave a presentation announcing its fourth quarter and full year 2002 results. A copy of the press release is attached as Exhibit 99.1 and the presentation is attached as Exhibit 99.2. Both exhibits are incorporated herein by reference.

ITEM 6.  EXHIBITS

         The following exhibits are filed herewith:

         Exhibit
         Number            Description
         ------            -----------
         99.1              Press release, dated February 5, 2003,
                           announcing fourth quarter and full year 2002 results.

         99.2 Presentation related to fourth quarter and full year 2002 results.


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 6, 2003.

                                    Versatel Telecom International N.V.



                                    By:   /s/ MARK R. LAZAR
                                        -------------------------------------
                                          Mark R. Lazar
                                          Chief Financial Officer




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                                  EXHIBIT INDEX


Exhibit
Number          Description
------          -----------

99.1 Press release, dated February 5, 2003, announcing fourth quarter and full year 2002 results.

99.2 Presentation related to fourth quarter and full year 2002 results.


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